SCHEDULE 13G

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. 12)

Under the Securities Exchange Act of 1934

ASTRO-MED, INC.
(Name of Issuer)

Common Stock, $.05 par value
(Title of Class of Securities)

04638F10
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
X           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

CUSIP NO. 04638F10
Page 1 of 6 Pages

1)           Name of Reporting Person.                                                      Everett V. Pizzuti

2)           Check the Appropriate box if a Member of a Group (See Instructions)

(a)           [   ]
(b)           [   ]

3)           SEC Use Only......................................

4)           Citizenship or Place of Organization.  United States of America

Number of	(5)	Sole Voting Power: 305,686*
Shares Beneficially	(6)	Shared Voting Power: 4,477
Owned By	(7)	Sole Dispositive Power: 305,686*
Each Report-	(8)	Shared Dispositive Power: 4,477
ing Person
With

9)           Aggregate Amount Beneficially Owned by Each Reporting Person.  310,163*

10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).                      Not Applicable

11)           Percent of Class Represented by Amount in Row 9. 4.2% (based on 7,324,977 shares outstanding on December 31, 2009 and assumes the exercise of all options exercisable within 60 days).

12)           Type of Reporting Person (See Instructions). IN

_________________________
* Includes 91,688 shares of common stock issuable upon exercise of currently exercisable options.

CUSIP NO. 04638F10
Page 2 of 6 Pages

Item 1(a).                Name of Issuer.
Astro-Med, Inc. (ALOT)

Item 1(b).                Address of Issuer's Principal Executive Offices.
600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(a).                Name of Person Filing.
Everett V. Pizzuti

Item 2(b).                Address of Principal Business Office.

Astro-Med Industrial Park, 600 East Greenwich Avenue, West Warwick, RI 02893

Item 2(c).                Citizenship.
United States

Item 2(d).                Title of Class of Securities.
Common Stock, $.05 par value

Item 2(e).                CUSIP Number.
04638F10

Item 3.
Not applicable
CUSIP NO. 04638F10
Page 3 of 6 Pages

Item 4.                      Ownership.

(a)           Amount Beneficially Owned.

213,998 shares are held directly
91,688 shares are held subject to exercisable options
4,477 shares are held indirectly under employee stock ownership plan

(b)           Percent of Class.  The shares of Common Stock beneficially owned by Mr. Pizzuti represent 4.2% of the issued and outstanding common stock (based on 7,324,977 shares outstanding on December 31, 2010 and assuming exercise of exercisable options).
(c)           Number of shares of Common Stock as to which Mr. Pizzuti has:

(i)           sole power to vote or to direct the vote:  305,686*

(ii)           shared power to vote or to direct the vote: 4,477

(iii)           sole power to dispose or to direct the disposition of:  305,686*

(iv)           shared power to dispose or to direct the disposition of: 4,477

Item 5.                   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

___________________________
* Includes 91,688 shares of common stock issuable upon exercise of currently exercisable options.

CUSIP NO. 04638F10
Page 4 of 6 Pages

Item 8.                    Identification and Classification of Members of the Group.
Not applicable.

Item 9.                    Notice of Dissolution of Group.
Not applicable.

Item 10.                  Certification.
Not applicable.

CUSIP NO. 04638F10
Page5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 9, 2011	/s/ Everett V. Pizzuti
Everett V. Pizzuti

CUSIP NO. 04638F10
Page 6 of 6 Pages